Exhibit (h)(4)(a)

NOTICE OF FEE WAIVER

THIS NOTICE OF FEE WAIYER is effective as of November 1, 2017, to IndexIQ ETF Trust, a Delaware statutory trust (the "Trust"), on behalf of its series, IQ Hedge Multi-Strategy Tracker ETF (the "Fund"), by IndexIQ Advisors LLC, a Delaware limited liability company (the "Manager").

WHEREAS, the Manager has entered into an Investment Advisory Agreement with the Trust (the "Management Agreement"), pursuant to which the Manager is compensated based on the average net assets of the Fund and such compensation is paid by the Fund ("Management Fees");

WHEREAS, the Manager believes that it is appropriate and in the best interests of the Manager, the Fund, and the Fund's shareholders to reduce the Management Fee of the Fund; and

WHEREAS, the Manager understands and intends that the Fund will rely on this Notice in preparing amendments to a registration statement on Form N-l A and in accruing the Fund's expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so;

NOW, THEREFORE, the hereby provides notice as follows:

1. Fee Waiver by the Manager. The Manager agrees to contractually waive a portion of its Management Fee to the levels listed on Schedule A.

2. Duration and Termination. The Manager's undertaking to waive fees shall continue until August 31, 2019.

IN WITNESS WHEREOF, the Manager has executed this Notice effective as of the date first written above.

INDEXIQ ADVISORS LLC

/s/ David L. Fogel

By: David L. Fogel

   President

SCHEDULE A

Contractual Management Fee Waiver

Effective November l, 2017

IQ Hedge Multi-Strategy Tracker ETF (QAI)

The Manager has agreed to waive a portion of its management fee equal to 0.22% of the average daily net assets of the Fund.

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